Exhibit 99.1

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

EURONEXT LONDON

EURONEXT PARIS

August 16, 2017

Dear Sir / Madam,

Sub:	Board of Directors to consider proposal for buyback of equity shares

We would like to inform you pursuant to Regulation 29(1)(b) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, that the Board of Directors (“Board”) of Infosys Limited (the “Company”) will consider a proposal for buyback of equity shares of the Company at its meeting to be held on August 19, 2017.

The outcome of the Board meeting will be disseminated to the stock exchanges after conclusion of the Board meeting on August 19, 2017.

Trading window closure

The Company is closing the trading window with immediate effect and the trading window will re-open on August 22, 2017.

This is for your information and records.

This announcement contains inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014.

Yours Sincerely

For Infosys Limited

/s/ A.G.S. Manikantha

A.G.S. Manikantha

Company Secretary

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bangalore 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com

Additional Information Pursuant to U.S. Law

The Buyback for the outstanding equity shares of the Company referenced herein has not yet been approved and accordingly, has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. If the Buyback is approved, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com

INFOSYS LIMITED CIN: L85110KA1981PLC013115 44, Infosys Avenue Electronics City, Hosur Road Bangalore 560 100, India T 91 80 2852 0261 F 91 80 2852 0362 investors@infosys.com www.infosys.com